 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-189321
PROSPECTUS SUPPLEMENT
PRUDENTIAL BANCORP, INC.
Prudential Savings Bank Employees’ Savings & Profit Sharing Plan and Trust
(Participation Interests in up to 415,661 shares of Prudential Bancorp, Inc.)
This prospectus supplement is being provided to employees of Prudential Savings Bank who are participants of the Prudential Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”). This supplement relates to the election by Plan participants to invest all or a part of their Plan accounts in the common stock of Prudential Bancorp, Inc.
Prudential Mutual Holding Company is reorganizing from the partially public mutual holding company form to the fully public stock holding company form. Prudential Mutual Holding Company, after adjustment for its assets, owns 74.8% of Prudential Bancorp, Inc. of Pennsylvania (“existing Prudential Bancorp”) common stock with public shareholders holding the remainder of the stock. In connection with the reorganization, Prudential Savings Bank will become a wholly owned subsidiary of Prudential Bancorp, Inc., a newly formed Pennsylvania corporation (“Prudential Bancorp−New”), which will hold all of the outstanding shares of Prudential Savings Bank. Shareholders of existing Prudential Bancorp, other than Prudential Mutual Holding Company, will receive shares of common stock of the new holding company, Prudential Bancorp−New, in exchange for their shares of existing Prudential Bancorp common stock. Following the conversion and offering, existing Prudential Bancorp and Prudential Mutual Holding Company will no longer exist.
As a participant in the Prudential Savings Bank Employees’ Savings & Profit Sharing Plan and Trust, you may use your account in the Plan to purchase shares of our common stock in two possible ways:
First, if you already have subscription rights as a depositor of Prudential Savings Bank, you may exercise such rights and use the monies held in your individual Plan account to purchase shares in the public offering of Prudential Bancorp−New’s shares. Because the Plan actually purchases the shares, you will acquire a “participation interest” in the shares and not own the shares directly. Shares may be purchased in this manner by allocating all or a portion of the funds in your Plan account into the employer stock fund which provides the opportunity to invest in our common stock;
Second, after Prudential Bancorp−New’s public offering is completed, on an ongoing basis, you will be able to allocate all or a portion of your Plan account between all of the Plan’s investment funds including the option to invest in Prudential Bancorp−New’s common stock.
The prospectus dated August 12, 2013 of Prudential Bancorp−New, which is attached to this prospectus supplement, includes detailed information with respect to Prudential Bancorp−New, Prudential Savings Bank and the offering of Prudential Bancorp−New common stock. This prospectus supplement should be read only in conjunction with the attached prospectus.
For a discussion of certain factors you should consider before investing, see “Restrictions on Resale” at page S-12 in this prospectus supplement and “Risk Factors” beginning on page 18 in the prospectus.
Neither the Securities and Exchange Commission nor any state or federal agency has approved these securities or determined that this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
The participation interests offered by the Prudential Savings Bank Employees’ Savings & Profit Sharing Plan and Trust are not savings accounts or deposits and are not insured or guaranteed by any government insurance fund, Prudential Savings Bank or Prudential Bancorp−New. This type of investment involves risk and you may lose some or all of your investment.
The date of this prospectus supplement is August 12, 2013.

i

THE OFFERING
Summary of the Reorganization
Prudential Mutual Holding Company is reorganizing from the partially public mutual holding company form to the fully public stock holding company form. In connection with the reorganization, Prudential Savings Bank will become a wholly owned subsidiary of Prudential Bancorp, Inc., a newly formed Pennsylvania corporation (“Prudential Bancorp−New”), which will hold all of the outstanding shares of Prudential Savings Bank. Shareholders of existing Prudential Bancorp, other than Prudential Mutual Holding Company, will receive shares of common stock of the new holding company, Prudential Bancorp−New, in exchange for their shares of existing Prudential Bancorp common stock. Following the conversion and offering, existing Prudential Bancorp and Prudential Mutual Holding Company will no longer exist. You may use your Plan account to subscribe for shares of Prudential Bancorp−New as described in this prospectus supplement.
Securities Offered
The securities offered by this prospectus supplement are participation interests in the Plan. At March 31, 2013, the Plan had approximately $4.2 million in assets which could be used to purchase up to 415,661 shares (at a purchase price of $10.00 per share) of Prudential Bancorp−New’s common stock. The Plan will only acquire shares at the instruction of Plan participants for their own accounts and will hold any such shares of common stock. We are the issuer of the common stock. Only employees of Prudential Savings Bank may become participants in the Plan. The common stock to be issued hereby is conditioned on the completion of the reorganization. Your investment in the common stock of Prudential Bancorp−New in the reorganization is subject to the priority purchase rights applicable to you, as set forth in the prospectus, and as described below. Information with regard to the Plan is contained in this prospectus supplement and information with regard to the reorganization and the financial condition, results of operation and business of Prudential Bancorp−New is contained in the attached prospectus. This prospectus supplement should be read with the attached prospectus. The address of the principal executive office of Prudential Bancorp−New and Prudential Savings Bank is 1834 West Oregon Avenue, Philadelphia, Pennsylvania 19145. The telephone number of Prudential Savings Bank is (215) 755-1500.
Election to Purchase Common Stock in the Offering; Priorities
You may direct the transfer of all or part of the funds which represent your beneficial interest in the assets of the Plan to be invested in the employer stock fund. The Plan trustee will subscribe for common stock offered for sale in connection with the reorganization according to your directions. In the event the offering is oversubscribed and the Plan trustee is unable to use the full amount allocated by you to purchase common stock in the offering, the amount that is not invested in common stock of Prudential Bancorp−New will be returned to the other investment funds of the Plan pursuant to your existing investment directions. If you choose not to direct the investment of your Plan account balance, your Plan account balance will remain in the other investment options of the Plan as you have previously directed.
You are permitted to use funds allocated to your Plan account to purchase shares of our common stock in the offering to the extent that you fall into one of the following orders of priority:
•
  you held a deposit account at Prudential Savings Bank with an aggregate balance of $50 or more on December 31, 2011;
•
  you held a deposit account at Prudential Savings Bank with an aggregate balance of $50 or more on June 30, 2013;
•
  you were a depositor of Prudential Savings Bank as of July 31, 2013.
Common stock so purchased will be allocated to your Plan account in the employer stock fund.
The limitations on the amount of common stock that you may purchase in the offering, as described in the prospectus, see “The Conversion and Offering — Limitations on Common Stock Purchases,” will be calculated based on the aggregate amount directly purchased by you in the offering together with the amount purchased with funds allocated to your Plan account.

How to Use Plan Funds to Invest in the Offering
Accompanying this prospectus supplement is an Investment Election Form attached as Annex A. The Investment Election Form will enable you to direct that all or a portion of your beneficial interest in the Plan, representing your Plan contributions through August 31, 2013, be used to invest in the common stock of Prudential Bancorp−New. If you wish to invest all or part of your beneficial interest in the assets of the Plan in our common stock issued in the offering, you should complete the Investment Election Form.
Deadline for Participating in the Offering
The Investment Election Form must be returned to Prudential Savings Bank, 1834 West Oregon Avenue, Philadelphia, Pennsylvania 19145, Attn: Mr. Joseph R. Corrato, no later than noon on September 5, 2013.
Irrevocability of Election to Participate in the Offering
After you return the Investment Election Form, your directions to transfer amounts credited to your Plan account to purchase shares of common stock in the offering is irrevocable.
Direction to Purchase Common Stock After the Offering
After the offering, you will continue to be able to direct the investment of past balances and current contributions in the investment options available under the Plan, including our common stock (the percentage invested in any option must be a whole percent). The allocation of your interest in the various investment options offered under the Plan may be changed one time each business day. Special restrictions may apply to transfers directed to or from our common stock if you are an executive officer, director or principal shareholder of Prudential Bancorp−New and are subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. In addition, participants who are our officers or directors will not be able to transfer their initial investment out of our common stock for a period of one (1) year following completion of the reorganization.
Purchase Price of Common Stock
The funds you allocate for the purchase of common stock in the offering will be used in full by the Plan trustee to purchase shares of common stock, except in the event of an oversubscription, as discussed above. The price paid for such shares of common stock in the offering will be $10.00 per share, the same price as paid by all other persons who purchase shares of common stock in the offering.
After the offering, common stock purchased by the Plan trustee will be acquired in open market transactions or from Prudential Bancorp−New’s treasury stock account to the extent that it has treasury shares. The prices paid by the trustee for shares acquired in the open market may be higher than the $10.00 per share offering price and will be for “adequate consideration” which means the fair market value of the common stock as determined in good faith by the trustee.
Nature of a Participant’s Interest in Common Stock
The common stock will be held in the name of the Plan and will be allocated to your individual account under the Plan. Therefore, earnings with respect to your Plan account should not be affected by the investment designations (including investments in our common stock) of other participants.
Voting Rights of Common Stock
The Plan provides that you may direct the trustee how to vote any shares of Prudential Bancorp−New common stock held by the employer stock fund and credited to your account. If the trustee does not receive your voting instructions, the Plan administrator will exercise those rights as it determines in its discretion and will direct the trustee accordingly. All voting instruction will be kept confidential.

DESCRIPTION OF THE PLAN
Introduction
The Plan was adopted by Prudential Savings Bank effective as of October 1, 2004. The Plan is a profit sharing plan with a cash or deferred compensation feature established in accordance with the requirements under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Prudential Savings Bank may rely on an opinion letter, obtained by Pentegra Services, Inc., that the Plan is qualified under Section 401(a) of the Internal Revenue Code, and its related trust is tax exempt under Section 501(a) of the Internal Revenue Code.
Employee Retirement Income Security Act
The Plan is an “individual account plan” other than a “money purchase pension plan” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As such, the Plan is subject to all of the provisions of Title I (Protection of Employee Benefits Rights) and Title II (Amendments to the Internal Revenue Code Relating to Retirement Plans) of ERISA, except the funding requirements contained in Part 3 of Title I of ERISA which by their terms do not apply to an individual account plan (other than a money purchase pension plan). The Plan is not subject to Title IV (Plan Termination Insurance) of ERISA. The funding requirements contained under Title IV of ERISA are not applicable to participants or beneficiaries under the Plan.
Applicable federal law requires the Plan to impose substantial restrictions on your right to withdraw amounts held for your benefit under the Plan prior to the termination of your employment with Prudential Savings Bank. A substantial federal tax penalty also may be imposed on withdrawals made prior to you attaining the age 59 1∕2.
Reference to Full Text of Plan
The following is a summary of the Plan including the Adoption Agreement between Prudential Savings Bank and Pentegra Services, Inc., the Plan’s sponsor and the third party administrator, and does not contain all of the detailed information in the Plan and Adoption Agreement. Copies of the Plan and Adoption Agreement are available to all employees by filing a request with Prudential Savings Bank, 1834 West Oregon Avenue, Philadelphia, Pennsylvania 19145, Attention: Mr. Joseph R. Corrato. You are urged to read carefully the full text of the Plan, including the Adoption Agreement.
Eligibility and Participation
An employee of Prudential Savings Bank is eligible to become a participant in the Plan on the first day of the month coinciding with or next following the date on which the employee completes three (3) months of service with Prudential Savings Bank. The plan year is the calendar year, January 1 to December 31.
As of December 31, 2012, there were approximately 69 employees eligible to participate in the Plan, and 50 employees participating by making elective deferral contributions.
Contributions Under the Plan
401(k) Contributions.   As a Plan participant, you are permitted to elect to reduce your compensation pursuant to a Change of Investment form by an amount subject to certain restrictions and limitations, as discussed below, not to exceed $17,500 for 2013 or such higher amount as may be periodically set by the Internal Revenue Service and have such amount contributed to the Plan on your behalf. Your pre-tax employee contributions are transferred by Prudential Savings Bank to the trustee and credited to your Plan account. The Plan defines “Salary” as your basic monthly salary or wages, exclusive of special payments such as overtime or bonuses. Generally, you may elect to modify the amount contributed to your Plan account. However, special restrictions apply if you are subject to Section 16 of the Securities Exchange Act of 1934.
After-Tax Contributions.   You are permitted to make after-tax contributions under the Plan.

Employer Contributions.   Prudential Savings Bank does not currently make matching contributions to the Plan.
Limitations on Contributions
Limitation on Annual Additions and Benefits.   Pursuant to the requirements of the Internal Revenue Code, the Plan provides that the amount of contributions and forfeitures allocated to your Plan account, including all qualified defined contribution plans maintained by Prudential Savings Bank, during any calendar year generally may not exceed the lesser of 100% of your salary for the calendar year or $51,000 (for 2013) (adjusted for increases in the cost of living as permitted by the Internal Revenue Code). Annual additions will be limited to the extent necessary to prevent the limitations set forth in the Internal Revenue Code for all of the qualified defined benefit plans and defined contribution plans maintained by Prudential Savings Bank from being exceeded.
Limitation on Employees’ Contributions.   By law, your total deferrals under the Plan may not exceed $17,500 for 2013 (additional deferrals may be made if you are age 50 or older), adjusted for increases in the cost of living as permitted by the Internal Revenue Code. Contributions in excess of this limitation will be included in gross income for federal income tax purposes in the year they are made. In addition, any such excess deferral will again be subject to federal income tax when distributed by the Plan, unless the excess deferral (together with any income allocable thereto) is distributed by April 15th of the following year in which the excess deferral is made. Any income on the excess deferral that is distributed by April 15th of the immediately succeeding year will be treated, for federal income tax purposes, as earned and received by you in the taxable year in which the excess deferral is made.
Limitation on Plan Contributions for Highly Compensated Employees.   Sections 401(k) and 401(m) of the Internal Revenue Code limit the amount of salary deferrals and matching contributions that may be made to the Plan in any calendar year on behalf of highly compensated employees (as defined below) in relation to the amount of salary deferrals and matching contributions made by or on behalf of all other employees eligible to participate in the Plan. If these limitations are exceeded, the level of deferrals by highly compensated employees must be adjusted.
In general, a highly compensated employee includes any employee who, during the calendar year or the preceding year, (1) was at any time a 5% owner (i.e., owns directly or indirectly more than 5% of the stock of Prudential Bancorp−New), or (2) for the preceding year had compensation from the employer in excess of $115,000 (for 2013), and if the employer so elects was in the top paid group of employees for such preceding year. An employee is in the top paid group of employees for any year if such employee is in the group consisting of the top 20% of employees when ranked on the basis of compensation paid during such year. Such dollar amounts are adjusted annually to reflect increases in the cost of living.
In order to prevent the disqualification of the Plan, any amount contributed by highly compensated employees that exceeds the average deferral limitation in any calendar year must be distributed to such highly compensated employees before the close of the following calendar year.
Top Heavy Plan Requirements.   If for any calendar year the Plan is a top heavy plan, then Prudential Savings Bank may be required to make certain minimum contributions to the Plan on behalf of non-key employees. In addition, certain restrictions would apply with respect to the combination of annual additions to the Plan and projected annual benefits under any defined benefit plan maintained by Prudential Savings Bank.
In general, the Plan will be regarded as a “top heavy plan” for any calendar year if, as of the last day of the preceding calendar year, the aggregate balance of the accounts of participants who are key employees exceeds 60% of the aggregate balance of the accounts of all participants. Key employees generally include any employee who, at any time during the preceding calendar year, was (1) an officer of Prudential Savings Bank having annual compensation in excess of $165,000 (for 2013), (2) a 5% owner of Prudential Bancorp−New (i.e., owns directly or indirectly more than 5% of the stock of Prudential Bancorp−New, or stock possessing more than 5% of the total combined voting power of all stock of Prudential Bancorp−New) or (3) a 1% or greater owner of Prudential Bancorp−New having annual compensation in excess of $150,000.

Investment of Contributions
General.   All amounts credited to your accounts under the Plan are held in trust. A trustee appointed by Prudential Savings Bank’s Board of Directors administers the trust.
The Plan currently offers you the following investment choices:
1.
  SSgA International Index
2.
  SSgA Nasdaq 100 Index
3.
  SSgA REIT Index
4.
  SSgA Russell SmallCap Index
5.
  SSgA S&P MidCap Index
6.
  SSgA S&P LgCap Growth Index
7.
  SSgA S&P LgCap Value Index
8.
  SSgA S&P 500 Index
9.
  SSgA Govt Short Term Investment
10.
  SSgA Short Term Investment
11.
  SSgA US Bond Index
12.
  SSgA US Inflation Protected Bond Index
13.
  SSgA US Long Treasury Index
14.
  SSgA Aggressive Balanced
15.
  SSgA Conservative Balanced
16.
  SSgA Moderate Balanced
17.
  SSgA Target Retirement 2010
18.
  SSgA Target Retirement 2015
19.
  SSgA Target Retirement 2020
20.
  SSgA Target Retirement 2025
21.
  SSgA Target Retirement 2030
22.
  SSgA Target Retirement 2035
23.
  SSgA Target Retirement 2040
24.
  SSgA Target Retirement 2045
25.
  SSgA Target Retirement 2050
26.
  SSgA Target Retirement 2055
27.
  SSgA Target Retirement Income
28.
  Invesco Stable Value Trust
29.
  Prudential Employer Stock Fund
You may elect to have past contributions and earnings, as well as future contributions to your account invested among the funds listed above. If you fail to provide an effective investment direction, your contributions will be invested in the Invesco Stable Value Trust Fund until such time as you provide an effective investment direction. Transfers of past contributions and the earnings thereon do not affect the investment mix of future contributions. You may change your investment directions at any time. This may be done either by filing a form or by telephone or other electronic medium. You may also redirect the investment of your investment accounts such that a percentage of any one or more investment accounts may be transferred to any one or more other investment accounts either by filing a form or by telephone or other electronic medium.

Performance History.   The following table provides performance data with respect to the investment funds available under the Plan through December 31, 2012:
FUND RETURNS

	December 31,
Stock Funds	2012	2011	2010
SSgA International Index	17.96%	-12.47%	7.22%
SSgA Nasdaq 100 Index	17.66%	3.06%	19.34%
SSgA REIT Index	16.28%	8.68%	27.06%
SSgA Russell SmallCap Index	15.58%	-4.56%	26.15%
SSgA S&P MidCap Index	17.19%	-2.29%	25.90%
SSgA S&P LgCap Growth Index	14.10%	3.99%	14.49%
SSgA S&P LgCap Value Index	16.97%	-1.13%	14.30%
SSgA S&P 500 Index	15.31%	1.49%	14.42%
Prudential Employer Stock Fund	33.80%	-13.47%	-34.73%
Bond/Fixed Income Funds
SSgA Govt Short Term Investment	-0.33%	-0.36%	-0.28%
SSgA Short Term Investment	-0.18%	-0.21%	-0.14%
SSgA US Bond Index	3.54%	7.18%	5.96%
SSgA US Inflation Protected Bond Index	6.26%	12.81%	5.57%
SSgA US Long Treasury Index	3.00%	29.20%	8.74%
Asset Allocation Funds
SSgA Aggressive Balanced	14.10%	-0.83%	13.65%
SSgA Conservative Balanced	6.49%	4.64%	8.28%
SSgA Moderate Balanced	10.31%	2.00%	11.13%
SSgA Target Retirement 2010	10.10%	6.07%	11.51%
SSgA Target Retirement 2015	11.67%	6.45%	12.83%
SSgA Target Retirement 2020	12.87%	5.10%	13.81%
SSgA Target Retirement 2025	13.38%	4.03%	14.40%
SSgA Target Retirement 2030	14.00%	2.74%	14.96%
SSgA Target Retirement 2035	14.57%	0.69%	15.12%
SSgA Target Retirement 2040	15.05%	-0.74%	15.34%
SSgA Target Retirement 2045	15.04%	-0.73%	15.22%
SSgA Target Retirement 2050	15.05%	-0.72%	15.33%
SSgA Target Retirement 2055	15.11%	N/A	N/A
SSgA Target Retirement Income	8.79%	3.83%	8.86%
Invesco Stable Value Trust	1.30%	1.74%	3.02%
Investment Fund Descriptions
The following is a brief description of the above referenced investment funds available for participant election.
SSgA International Index Fund.
The SSgA International Index Fund seeks to offer broad, low cost exposure to international stocks of companies in the developed markets of Europe, Australasia and the Far East. The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI EAFE Index over the long term.

SSgA Nasdaq 100 Index Fund.
The SSgA Nasdaq 100 Index Fund seeks to offer low cost exposure to the stocks of large, non-financial U.S. and international companies listed on the Nasdaq Stock Market. The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Nasdaq 100 Index over the long term.
SSgA REIT Index Fund.
The SSgA REIT Index Fund seeks to offer broad, low cost exposure to the U.S. commercial real estate securities market. The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones U.S. Select REIT Index over the long term.
SSgA Russell Small Cap Index Fund.
The SSgA Russell Small Cap Index Fund seeks to offer broad, low cost exposure to stocks of small U.S. companies. The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.
SSgA S&P MidCap Index Fund.
The SSgA S&P MidCap Index Fund seeks to offer broad, low cost exposure to the stocks of medium sized U.S. companies. The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P MidCap 400 Index over the long term.
SSgA S&P Large Cap Growth Index Fund.
The SSgA S&P Large Cap Growth Index Fund seeks to offer low cost exposure to stocks of large U.S. companies considered to have above average growth potential; the fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Growth Index over the long term.
SSgA S&P Large Cap Value Index Fund.
The SSgA S&P Large Cap Value Index Fund seeks to offer low cost exposure to large U.S. value stocks. The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Value Index over the long term.
SSgA S&P 500 Index Fund.
The SSgA S&P 500 Index Fund seeks to offer broad, low cost exposure to the stocks of large U.S. companies. The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.
SSgA U.S. Government Short Term Investment Fund.
The SSgA U.S. Government Short Term Investment Fund seeks to offer safety of principal and a competitive yield by investing in securities issued by the U.S. Government. The fund is not a “money market fund” registered with the Securities and Exchange Commission, and is not subject to the various rules and limitations that apply to such funds. There can be no assurance that the fund will maintain a stable net asset value. The fund invests in securities issued by the U.S. Government or its agencies or instrumentalities, and in repurchase agreements with respect to such securities. Obligations of certain agencies or instrumentalities of the U.S. Government, such as Ginnie Mae, are back by the full faith and credit of the U.S. Government. Obligations of other agencies or instrumentalities of the U.S. Government may not be.
SSgA Short Term Investment Fund.
The SSgA Short Term Investment Fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term through investment in a diversified portfolio of short-term securities. The fund is not a “money market fund” registered with the Securities and Exchange Commission, and is not subject to the various rules and limitations that apply to such funds. There can be no assurance that the fund will maintain a stable net asset value. The fund invests in a diversified portfolio of U.S. dollar-denominated securities including, for example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; debt securities of domestic or foreign corporations; mortgage-backed and other asset-backed securities; taxable and tax-exempt municipal bonds; obligations of international agencies or supranational entities; inflation-indexed bonds; structured notes; loan participations; delayed funding loans and revolving credit facilities; and short-term investments, such as repurchase agreements, bank certificates of deposit, fixed time deposits, and bankers’ acceptances.
SSgA U.S. Bond Index Fund.
The SSgA U.S. Bond Index Fund seeks to offer broadly diversified, low cost exposure to the overall U.S. bond market. The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. Aggregate Bond Index over the long term. As a bond fund, this fund is intended for short to medium term investors seeking to generate income and add stability of principal to your portfolio.
SSgA U.S. Inflation Protected Bond Index Fund.
The SSgA U.S. Inflation Protected Bond Index Fund seeks to offer broad, low cost exposure to U.S. Treasury bonds which automatically adjust to protect from increases in inflation; seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. Treasury Inflation Protected Securities (TIPS) Index over the long term.
SSgA U.S. Long Treasury Index Fund.
The SSgA U.S. Long Treasury Index Fund seeks to offer broad, low cost exposure to long-term U.S. Treasury bonds with a minimum maturity of 10 years; seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. Long Treasury Bond Index over the long term. As a bond fund, this fund is intended for short to medium term investors seeking to generate income and add stability of principal to your portfolio.
SSgA Aggressive Balanced Fund.
The SSgA Aggressive Balanced Fund seeks to offer broad diversification and a disciplined rebalancing process by investing approximately 70% of the fund’s assets in U.S. stocks, 15% in international stocks and 15% in U.S. bonds. SSgA allocates the fund’s assets among the asset classes represented in the fund’s benchmark, rebalancing the fund’s exposures monthly. SSgA implements the fund’s asset allocations through investments in passive investment vehicles, which typically attempt to replicate the returns of a specific index or group of indices. Intended for long-term investors who can withstand the potential risk for short-term price swings while seeking a potential high return total portfolio solution over time.
SSgA Conservative Balanced Fund.
The SSgA Conservative Balanced Fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 20% of the fund’s assets in U.S. stocks, 5% in international stocks and 75% in U.S. bonds. SSgA allocates the fund’s assets among the asset classes represented in the fund’s benchmark, rebalancing the fund’s exposures monthly. SSgA implements the fund’s asset allocations through investments in passive investment vehicles, which typically attempt to replicate the returns of a specific index or group of indices. The fund is intended for short to medium term investors seeking lower-risk portfolio diversified investments with the potential for some capital appreciation over time.
SSgA Moderate Balanced Fund.
The SSgA Moderate Balanced Fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 45% of the fund’s assets in U.S. stocks, 10% in international stocks and 45% in U.S. bonds. SSgA implements the fund’s asset allocations through investments in passive investment vehicles, which typically attempt to replicate the returns of a specific index or group of indices. The fund is intended for long-term investors seeking a moderate total portfolio solution with the potential for moderate capital appreciation over time.

SSgA Target Retirement Funds (including SSgA Target Retirement Income Fund, SSgA Target Retirement 2010 Fund, SSgA Target Retirement 2015 Fund, SSgA Target Retirement 2020 Fund, SSgA Target Retirement 2025, Fund SSgA Target Retirement 2030 Fund, SSgA Target Retirement 2035, SSgA Target Retirement 2040, Fund SSgA Target Retirement 2045 Fund, SSgA Target Retirement 2050 Fund and SSgA Target Retirement 2055 Fund).
These funds offer complete, low cost investment strategies with asset allocations which become more conservative as you near retirement and are designed for people who want a professional to decide what types of investments are best for their selected retirement date. You simply select the fund with a date closest to when you expect to retire and invest accordingly. The funds seek to match, as closely as possible, the performance of the corresponding SSgA Custom Index, over the long term. Each fund seeks to achieve its objective by investing in a set of underlying SSgA collective trust funds representing various asset classes. Each fund (other than the SSgA Target Retirement Income Fund) is managed to a specific retirement year (target date) included in its name.
Over time, the allocation to asset classes and funds change according to a predetermined “glide path.” (The glide path represents the shifting of asset classes over time and does not apply to the Income Fund). Each fund’s asset allocation will become more conservative as it approaches its target retirement date. This reflects the need for reduced investment risks as retirement approaches and the need for lower volatility of a portfolio, which may be a primary source of income after retirement. The allocations reflected in the glide path do not reflect tactical decisions made by SSgA to overweight or underweight a particular asset class based on its market outlook but rather management of each fund’s strategic allocation according to its glide path and applicable benchmark. Each fund attempts to closely match the characteristics and returns or its custom benchmark as opposed to any attempts to outperform this benchmark.
Once a fund reaches its target retirement date, it will begin a five-year transition period to the SSgA Target Retirement Income Fund resulting at the end of that five-year period in an allocation to stocks that will remain fixed at approximately 35% of assets. The remainder of the fund will be invested in fixed-income securities.
Invesco Stable Value Fund.
The primary investment objective of the Invesco Stable Value Fund is to seek preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity. The fund’s returns are generated by an actively managed, highly diversified portfolio of investment grade, fixed and floating-rate securities. In addition to fixed-income investments referenced above, the fund may enter into security investment contracts issued by banks and insurance companies. This fund may be appropriate for investors seeking minimal fluctuation in the value of their invested principal, a competitive interest rate, and a low level of overall risk.
Prudential Employer Stock Fund.
The Prudential Employer Stock Fund consists primarily of the investment in the common stock of Prudential Bancorp−New. Existing Prudential Bancorp is a Pennsylvania-chartered majority-owned subsidiary of Prudential Mutual Holding Company. Following the offering, Prudential Mutual Holding Company and existing Prudential Bancorp will cease to exist, but will be succeeded by Prudential Bancorp−New, a new Pennsylvania corporation which will be 100% owned by its public shareholders. Prudential Bancorp−New will hold all of the outstanding shares of Prudential Savings Bank.
An investment in any of the funds listed above is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. As with any mutual fund investment, there is always a risk that you may lose money on your investment in any of the funds listed above.
Vesting
You are always 100% vested in your pre-tax and after-tax employee contributions, employer matching contributions and the earnings thereon under the Plan.

Distribution Upon Retirement or Disability
Upon retirement or disability, you may elect to have your vested account balance distributed in a single lump-sum payment. Payment of your benefits must generally begin no later than April 1st of the calendar year following the later of the calendar year in which you attain age 70 1∕2 or the calendar year in which you retire.
Distribution Upon Death
If you die before your entire vested interest has been distributed, benefits will be paid to your surviving spouse in a single lump-sum payment. If you are an unmarried participant, or you are a married participant with special consent to the designation of a beneficiary other than your spouse, payment of benefits to your chosen beneficiary will be in a single lump-sum payment. You may elect, however, that your beneficiary receive payments in five annual installments, or ten annual installments if your spouse is the beneficiary and his or her life expectancy is at least ten years.
Distribution Upon Termination of Employment
After termination of employment with Prudential Savings Bank, you are entitled to distribution of your vested Plan account upon the earliest of your death, disability, or attainment of the Plan’s normal retirement age. However, you may elect to receive a distribution of your vested Plan account after your termination of employment but prior to your death, disability, or the attainment of the Plan’s normal retirement age.
Non-alienation of Benefits
Except with respect to federal income tax withholding and qualified domestic relations orders, benefits payable under the Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any rights to benefits payable under the Plan shall be void.
Reports to Plan Participants
The Plan’s third party administrator, Pentegra Services, Inc., will furnish to you a statement at least annually showing the balance in your Plan account as of the end of that period, the amount of contributions allocated to your Plan account for that period, and the adjustments to your account to reflect earnings or losses, distributions, loans disbursed, loan repayments and/or transfers between investment funds.
Plan Administration
The trustee for all the investment funds under the Plan, except the employer stock fund is Reliance Trust Company. Joe Corrato and Tom Vento currently serve as trustees of the employer stock fund. The trustee receives, holds and invests the contributions to the Plan in trust and distributes them to participants and beneficiaries in accordance with the terms of the Plan and the directions of the Plan administrator. The trustee is responsible for investment of the assets of the trust.
The Plan is administered by one or more persons appointed by and who serve at the pleasure of Prudential Savings Bank. The Plan administrator is the named fiduciary of the Plan for purposes of ERISA. Currently, the Plan administrator is Prudential Savings Bank. The address and telephone number of the administrator is 1834 West Oregon Avenue, Philadelphia, Pennsylvania 19145; Attn: Mr. Joseph R. Corrato (215) 755-1500. The administrator is responsible for the administration of the Plan, interpretation of the provisions of the Plan, prescribing procedures for filing applications for benefits, preparation and distribution of information explaining the Plan, maintenance of Plan records, books of account and all other data necessary for the proper administration of the Plan, and preparation and filing of all returns and reports relating to the Plan which are required to be filed with the U.S. Department of Labor and the IRS, and for all disclosures required to be made to participants, beneficiaries and others under ERISA.

Amendment and Termination
Prudential Savings Bank intends to continue the Plan indefinitely. Nevertheless, we may terminate the Plan at any time. If the Plan is terminated in whole or in part, then regardless of other provisions in the Plan you will have a fully vested interest in your Plan account. We reserve the right to make, from time to time, any amendment or amendments to the Plan which do not cause any part of the trust to be used for, or diverted to, any purpose other than the exclusive benefit of participants or their beneficiaries; provided, however, that Prudential Savings Bank may make any amendment it determines necessary or desirable, with or without retroactive effect, to comply with ERISA and/or the Internal Revenue Code.
Merger, Consolidation or Transfer
In the event of the merger or consolidation of the Plan with another plan, or the transfer of the Plan trust assets to another plan, the Plan requires that each participant will (if either the Plan or the other plan were then terminated) receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit he or she would have been entitled to receive immediately before the merger, consolidation or transfer (if the Plan had then terminated).
Federal Income Tax Consequences
General.   The following is only a brief summary of certain federal income tax aspects of the Plan.
You are urged to consult your tax advisors with respect to any distribution from the Plan and transactions involving the Plan.
Statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. The consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.
As a qualified retirement plan, the Internal Revenue Code affords special tax treatment which includes the following: (1) the sponsoring employer is allowed an immediate tax deduction for the amount contributed to the Plan each year; (2) participants pay no current income tax on amounts contributed by the employer on their behalf; and (3) earnings of the plan are tax-exempt thereby permitting the tax-free accumulation of income and gains on investments. The Plan will be administered to comply in operation with the requirements of the Internal Revenue Code as of the applicable effective date of any change in the law. Prudential Savings Bank expects that it will adopt any amendments to the Plan that may be necessary to maintain the qualified status of the Plan under the Internal Revenue Code.
Lump-Sum Distribution.   A distribution from the Plan to a participant or the beneficiary of a participant will qualify as a lump-sum distribution if it is made: (1) within one taxable year to the participant or beneficiary; (2) on account of the participant’s death, disability or separation from service, or after the participant attains age 59 1∕2; and (3) consists of the balance to the credit of the participant under this Plan and all other profit sharing plans, if any, maintained by Prudential Savings Bank. The portion of any lump-sum distribution that is required to be included in the participant’s or beneficiary’s taxable income for federal income tax purposes consists of the entire amount of such lump-sum distribution less the amount of after-tax contributions, if any, made by the participant to any other profit sharing plans maintained by Prudential Savings Bank which is included in such distribution.
Averaging Rules.   The portion of the total taxable amount of a lump-sum distribution that is attributable to participation in the Plan or in any other profit-sharing plan maintained by Prudential Savings Bank and referred to as the ordinary income portion, will be taxable generally as ordinary income for federal income tax purposes.
Under a special rule, if you turned age 50 by 1985, you may elect to have your lump-sum distribution taxed under a ten-year income averaging rule which would allow you to pay a separate tax on the lump-sum distribution that would approximate the tax (under the rates in effect in 1986) that would have been due if the distribution had been received in ten equal annual installments.
Common Stock Included in Lump-Sum Distribution.   If a lump-sum distribution includes our common stock, the distribution generally will be taxed in the manner described above, except that the total taxable amount will be reduced by the amount of any net unrealized appreciation with respect to such common stock, i.e., the excess of the value of such common stock at the time of the distribution over its cost to the Plan. The tax basis of such common stock to the participant or beneficiary for purposes of computing gain or loss on its subsequent sale will be the fair market value of the common stock at the time of distribution less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of such common stock, to the extent of the amount of net unrealized appreciation at the time of distribution, will be considered long-term capital gain regardless of the holding period of such common stock. Any gain on a subsequent sale or other taxable disposition of the common stock in excess of the amount of net unrealized appreciation at the time of distribution will be considered either short-term capital gain or long-term capital gain depending upon the length of the holding period of the common stock.
Distribution: Rollovers and Direct Transfers to Another Qualified Plan or to an IRA.   Virtually all distributions from the Plan may be rolled over to another qualified retirement plan or to an IRA without regard to whether the distribution is a lump-sum distribution or a partial distribution. You have the right to elect to have the trustee transfer all or any portion of an “eligible rollover distribution” directly to another qualified plan or to an IRA. If you do not elect to have an “eligible rollover distribution” transferred directly to another qualified plan or to an IRA, the distribution will be subject to a mandatory federal withholding tax equal to 20% of the taxable distribution. The principal types of distributions which do not constitute eligible rollover distributions are (1) an annuity type distribution made over the life expectancy of the participant (or participant and another) or for a period of 10 years or more, (2) a required minimum distribution under Section 401(a)(9) of the Internal Revenue Code, or (3) the portion of any distribution not includable in gross income, except that unrealized appreciation in employee securities can be included in an eligible rollover distribution.
ERISA and Other Qualification
As noted above, the Plan is subject to certain provisions of ERISA, and received an IRS favorable determination letter dated March 7, 2011, which provides that the Plan is qualified under the Internal Revenue Code.
We have provided a brief description of the material federal income tax aspects of the Plan which are of general application under the Internal Revenue Code. This is not intended to be a complete or definitive description of the federal income tax consequences of participating in or receiving distributions from the Plan. Accordingly, you are urged to consult a tax advisor concerning the federal, state and local tax consequences of participating in and receiving distributions from Plan.
Restrictions on Resale
Any person receiving shares of Prudential Bancorp−New common stock under the Plan who is an “affiliate” of Prudential Bancorp−New as the term “affiliate” is used in Rules 144 and 405 under the Securities Act of 1933, as amended, (e.g., our directors, executive officers and substantial stockholders) may reoffer or resell such shares only pursuant to a registration statement filed under the Securities Act of 1934 assuming the availability of a registration statement, pursuant to Rule 144 or some other exemption of the registration requirements of the Securities Act of 1933. Any person who may be an “affiliate” of Prudential Bancorp−New may wish to consult with counsel before transferring any common stock he or she owns. In addition, you are advised to consult with counsel as to the applicability of Section 16 of the Securities Exchange Act of 1934 which may restrict the sale of common stock when acquired under the Plan, or other sales of common stock.
Persons who are not deemed to be our “affiliates” at the time of resale will be free to resell any shares of common stock allocated to them under the Plan, either publicly or privately, without regard to the registration and prospectus delivery requirements of the Securities Act of 1933 or compliance with the restrictions and conditions contained in the exemptive rules thereunder. An “affiliate” of Prudential Bancorp−New is someone who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control, with Prudential Bancorp−New. Normally, a director, principal officer or major stockholder of a corporation may be deemed to be an “affiliate” of that corporation. A person who may be deemed an “affiliate” of Prudential Bancorp−New at the time of a proposed resale will be permitted to make public resales of the common stock only pursuant to a “reoffer” prospectus or in accordance with the restrictions and conditions contained in Rule 144 under the Securities Act of 1933 or some other exemption from registration, and will not be permitted to use this prospectus in connection with any such resale. In general, the amount of the common stock which any such affiliate may publicly resell pursuant to Rule 144 in any three-month period may not exceed the greater of one percent of the common stock then outstanding or the average weekly trading volume reported on the Nasdaq Stock Market during the four calendar weeks prior to the sale. Such sales may be made only through brokers without solicitation and only at a time when Prudential Bancorp−New is current in filing the reports required of it under the Securities Exchange Act of 1934.
SEC Reporting and Short-Swing Profit Liability
Section 16 of the Securities Exchange Act of 1934 imposes reporting and liability requirements on officers, directors and persons beneficially owning more than ten percent of public companies such as Prudential Bancorp−New. Section 16(a) of the Securities Exchange Act of 1934 requires the filing of reports of beneficial ownership. Within ten days of becoming a person subject to the reporting requirements of Section 16(a), a Form 3 reporting initial beneficial ownership must be filed with the Securities and Exchange Commission (the ‘‘SEC’’). Certain changes in beneficial ownership, such as purchases, sales, gifts and participation in savings and retirement plans must be reported periodically, either on a Form 4 within two business days after a change occurs, or annually in certain limited situations, on a Form 5 within 45 days after the close of Prudential Bancorp−New’s fiscal year. Investment in our common stock in the Plan by officers, directors and persons beneficially owning more than ten percent of the common stock must be reported to the SEC on the Forms 4 or Forms 5 filed by such individuals.
In addition to the reporting requirements described above, Section 16(b) of the Securities Exchange Act of 1934 provides for the recovery by Prudential Bancorp−New of profits realized by any officer, director or any person beneficially owning more than ten percent of the common stock resulting from the purchase and sale or sale and purchase of the common stock within any six-month period.
The SEC has adopted rules that provide exemption from the profit recovery provisions of Section 16(b) for participant-directed employer security transactions within an employee benefit plan, such as the Plan, provided certain requirements are met.
LEGAL OPINION
The validity of the issuance of the common stock will be passed upon by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D. C., which firm acted as special counsel for Prudential Bancorp−New, existing Prudential Bancorp, Prudential Mutual Holding Company and Prudential Savings Bank in connection with the reorganization and offering.

ANNEX A
PRUDENTIAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Special Investment Election Form

Name of Plan Participant:
Social Security Number:
1.      INSTRUCTIONS.   The Prudential Savings Bank Employees’ Savings & Profit Sharing Plan and Trust permits participants to invest their account balances in the common stock of Prudential Bancorp−New. The amount of your account transferred at your direction as set forth below will be used to purchase shares of common stock of Prudential Bancorp–New. The amounts transferred will be held in a short-term interest-bearing account until invested in shares of common stock of Prudential Bancorp–New.
To direct the investment of all or part of the funds credited to your account to the common stock of Prudential Bancorp−New, you should complete and file this form with Prudential Savings Bank, no later than noon on September 5, 2013. A representative for Prudential Savings Bank will retain a copy of this form and return a copy to you. If you need any assistance in completing this form, please contact Joseph R. Corrato. If you do not complete and return this form to Prudential Savings Bank by noon on September 5, 2013, the funds credited to your accounts under the Plan will continue to be invested in accordance with your prior investment direction, or in accordance with the terms of the Plan if no investment direction has been provided.
2.      INVESTMENT DIRECTIONS.   I hereby authorize the Plan Administrator to direct Prudential Savings Bank to transfer the whole percentages set forth below currently credited to my account and to purchase common stock of Prudential Bancorp−New. Please note, the amount of common stock you elect to purchase in the offering will be determined by the total amount you have elected to transfer, rounded down to the nearest $10 increment. The total amount transferred from existing investment funds must be in whole percentages. The percentage amount you elect should be the percentage you wish to have removed from that fund. For example, if you have $10,000 in the Plan and $2,000 in the SSgA S&P 500 Index Fund in the Plan and you elect to transfer 50% from the SSgA S&P 500 Index Fund, we will remove $1,000 from that fund (or 50% of $2,000) to purchase shares of common stock of Prudential Bancorp–New in the offering. For example if you elect to transfer 50% from the SSgA S&P 500 Index and at the time you have $2,348 in that fund, we will transfer $1,174 to the Employer Stock Fund but only $1,170 will be used to purchase stock in the offering ($2,348 x 50% = $1,174 or $1,170 rounded down to the nearest $10 increment). The remaining amount that is less than the $10 increment will be retained in the liquidity portion of the Employer Stock Fund.

WHOLE PERCENTAGES TO BE TRANSFERRED	PLAN INVESTMENT FUNDS
%	SSgA International Index
%	SSgA Nasdaq 100 Index
%	SSgA REIT Index
%	SSgA Russell SmallCap Index
%	SSgA S&P MidCap Index
%	SSgA S&P LgCap Growth Index
%	SSgA S&P LgCap Value Index
%	SSgA S&P 500 Index
%	SSgA Govt Short Term Investment
%	SSgA Short Term Investment

%	SSgA US Bond Index
%	SSgA US Inflation Protected Bond Index
%	SSgA US Long Treasury Index
%	SSgA Aggressive Balanced
%	SSgA Conservative Balanced
%	SSgA Moderate Balanced
%	SSgA Target Retirement 2010
%	SSgA Target Retirement 2015
%	SSgA Target Retirement 2020
%	SSgA Target Retirement 2025
%	SSgA Target Retirement 2030
%	SSgA Target Retirement 2035
%	SSgA Target Retirement 2040
%	SSgA Target Retirement 2045
%	SSgA Target Retirement 2050
%	SSgA Target Retirement 2055
%	SSgA Target Retirement Income
%	Invesco Stable Value Trust
3.      PURCHASER INFORMATION.   Your ability as a participant in the Plan to purchase common stock in the reorganization of Prudential Savings Bank and the related stock offering and to direct your current balances into the common stock of Prudential Bancorp−New is based upon your status as an Eligible Account Holder, Supplemental Eligible Account Holder, and/or Other Depositor, as defined in the Prudential Bancorp−New prospectus and set forth below. To the extent your order cannot be filled with common stock purchased in the reorganization of Prudential Savings Bank and the related stock offering, the amount not used to purchase common stock will be returned to the other investment funds of the Plan pursuant to your existing investment directions. Please indicate your status.
a. ☐
  Eligible Account Holder — Check here if you were a depositor with $50.00 or more on deposit with Prudential Savings Bank as of December 31, 2011.
b. ☐
  Supplemental Eligible Account Holder — Check here if you were a depositor with $50.00 or more on deposit with Prudential Savings Bank as of June 30, 2013, but are not an Eligible Account Holder.
c. ☐
  Other Depositors — Check here if you are a depositor of Prudential Savings Bank on July 31, 2013 and you are not classified as either an Eligible Account Holder or a Supplemental Eligible Account Holder.
d. ☐
  Community Member — Check here if none of the above subscription offering categories applies but you wish to place an order for shares of common stock of Prudential Bancorp–New in the community offering.
4.      INVESTMENT ELECTION.   I, the undersigned participant in the Plan, make the following investment election:
I elect to buy shares of stock of Prudential Bancorp−New stock at $10 a share using the funds transferred as indicated above.
The total amount you have elected to transfer from your existing investment funds will be held in a segregated, interest-bearing account until the shares of common stock of Prudential Bancorp−New are purchased. To the extent your investment election cannot be filled, the amount that is not invested in the shares of common stock of Prudential Bancorp−New will be reinvested in the other investment options that you have selected pursuant to your existing investment directions.

5.      ACKNOWLEDGMENT OF PARTICIPANT.   I understand that this Investment Election Form shall be subject to all of the terms and conditions of the Plan. I acknowledge that I have received a copy of the prospectus and the prospectus supplement. I understand these directions are irrevocable.

Signature of participant
Date:

ACKNOWLEDGMENT OF RECEIPT BY EMPLOYER
By:

Date: